Mail Stop 4561

March 22, 2006

A.A. McLean III
Executive Vice President and Chief Financial Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607

RE:	World Acceptance Corporation
Form 10-K for Fiscal Year Ended March 31, 2005
Form 10-Q for the Quarterly Period Ended September 30, 2005
File No. 0-19599

Dear Mr. McLean,

	We have reviewed your letter filed on March 3, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005
Note (1) Summary of Significant Accounting Policies
Loans and Interest Income, page 27

1. We note your response to comments 5 and 6 from our letter dated February 15, 2006. Please provide us your SAB Topic 1:M analysis which supports your estimate of the error caused by your interest income calculation and recognition policies. Please describe the material inputs and assumptions used in the analysis.

Intangible Assets, page 28

2. We note your response to comment 8 from our letter dated
February
15, 2006. Please provide us with your third party valuation report prepared in 2003 and your updated third party valuation report if available. Ensure that all material assumptions are properly explained. Also provide us any other analysis which provides the basis for the nine year useful life of your acquired customer lists.

3. Please revise the business section or management`s discussion and analysis to disclose your customer attrition rates in a tabular format for the past five years.

4. Please revise your financial statement notes to disclose that management relies on a third party valuation specialist to determine the useful life of acquired customer lists.

Form 10-Q for the Quarterly Period Ended September 30, 2005

5. We note your response to comment 10 from our letter dated
February
15, 2006. Please tell us the basis for your conclusion that you do not purchase loans that show evidence of deterioration of credit quality given your disclosure on page 16 of your March 31, 2005 Form
10-K that acquired loan portfolios generally include some loans that you deem uncollectible. Also, specifically tell us how you consider loans that are past due on the date of acquisition.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide us with your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

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A.A. McLean III
World Acceptance Corporation
March 22, 2006
Page 3